Pricing Term Sheet	Free Writing Prospectus
dated as of March 20, 2025	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated March 19, 2025 to the
Prospectus dated March 19, 2025
Registration No. 333-285913

Microchip Technology Incorporated

Offering of

27,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/20th Interest in a Share of

7.50% Series A Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated March 19, 2025 relating to the Depositary Shares Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated March 19, 2025, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-285913. Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Microchip Technology Incorporated.

Ticker / Exchange for the Common Stock:	MCHP / The Nasdaq Global Select Market (“Nasdaq”).

Pricing Date:	March 20, 2025.

Trade Date:	March 21, 2025 (“T”).

Settlement Date:

March 25, 2025 (T+2), which is the second business day following the trade date for the Depositary Shares (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the business day preceding the settlement date will be required, by virtue of the fact that the Depositary Shares initially will settle T+2, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to the business day preceding the settlement date should consult their own advisors.

Use of Proceeds:

The Issuer expects the net proceeds from the Depositary Shares Offering to be approximately $1.32 billion (or approximately $1.45 billion if the underwriters of the Depositary Shares Offering exercise in full their over-allotment option to purchase additional Depositary Shares) after deducting the underwriting discount and the Issuer’s estimated offering expenses totaling approximately $2.1 million. The Issuer intends to use approximately $50.1 million of the net proceeds of the Depositary Shares Offering to pay the cost of the capped call transactions as described in the Preliminary Prospectus Supplement. If the underwriters exercise their over-allotment option to purchase additional Depositary Shares, the Issuer expects to use a portion of the net proceeds from the sale of such additional Depositary Shares to enter into additional capped call transactions. The Issuer intends to use the remaining net proceeds to repay existing debt, including notes outstanding under the Issuer’s commercial paper program. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Depositary Shares Offered:

27,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 7.50% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Depositary Shares Offering, the Issuer will issue 1,350,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ over-allotment option.

Over-allotment Option for Underwriters to Purchase Additional Depositary Shares:	2,700,000 additional Depositary Shares (corresponding to 135,000 additional shares of the Mandatory Convertible Preferred Stock), solely to cover over-allotments.

Public Offering Price:	$50.00 per Depositary Share.

Dividends:

7.50% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”) or through any combination of cash and shares of Common Stock, as determined by the Issuer’s board of directors (or an authorized committee thereof) in its sole discretion; provided that any unpaid dividends will continue to accumulate. The expected dividend payable on the first Dividend Payment Date is $16.875 per share of Mandatory Convertible Preferred Stock (equivalent to approximately $0.8438 per Depositary Share). Each subsequent dividend is expected to be $18.75 per share of Mandatory Convertible Preferred Stock (equivalent to $0.9375 per Depositary Share).

Dividend Record Dates:	The March 1, June 1, September 1 and December 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on, and including, June 15, 2025 and ending on, and including, March 15, 2028.

Mandatory Conversion Date:

The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately preceding March 15, 2028.

Initial Price:	Equal to $1,000, divided by the Maximum Conversion Rate, rounded to the nearest $0.0001, which initially is $50.9996.

Threshold Appreciation Price:	Equal to $1,000, divided by the Minimum Conversion Rate, rounded to the nearest $0.0001, which initially is $62.4766 and represents an approximately 22.5% appreciation over the Initial Price.

Floor Price:	$17.85 (approximately 35% of the Initial Price), subject to adjustment as described in the Preliminary Prospectus Supplement.

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 19.6080 shares of Common Stock and not less than 16.0060 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”), depending on the applicable market value (as defined in the Preliminary Prospectus Supplement) of the Common Stock, as described below and subject to certain anti-dilution adjustments. Correspondingly, the conversion rate per Depositary Share will be not more than 0.9804 shares of Common Stock and not less than 0.8003 shares of Common Stock.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Greater than the Threshold Appreciation Price	16.0060 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 16.0060 and 19.6080 shares of Common Stock, determined by dividing $1,000 by the applicable market value

	Less than the Initial Price	19.6080 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Depositary Share

	Greater than the Threshold Appreciation Price	0.8003 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 0.8003 and 0.9804 shares of Common Stock, determined by dividing $50 by the applicable market value

	Less than the Initial Price	0.9804 shares of Common Stock

Optional Conversion:

Other than during a fundamental change conversion period (as defined in the Preliminary Prospectus Supplement), at any time prior to March 15, 2028, a holder of Mandatory Convertible Preferred Stock may elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate of 16.0060 shares of Common Stock per share of Mandatory Convertible Preferred Stock (equivalent to 0.8003 shares of Common Stock per Depositary Share), subject to adjustment as described in the Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change:

If a fundamental change (as defined in the Preliminary Prospectus Supplement) occurs on or prior to March 15, 2028, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the earlier of (a) the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change) and (b) March 15, 2028. For the avoidance of doubt, the period described in the immediately preceding sentence may not end on a date that is later than March 15, 2028.

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock (subject to adjustment as described in the Preliminary Prospectus Supplement) based on the effective date of the fundamental change and the stock price (as defined in the Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price
Effective Date	$17.00	$22.00	$27.00	$32.00	$37.00	$42.00	$47.00	$51.00	$59.00	$62.47	$70.00	$75.00	$80.00	$85.00
March 25, 2025	13.4820	14.6360	15.2120	15.4820	15.5920	15.6160	15.6000	15.5720	15.5100	15.4820	15.4340	15.4080	15.3880	15.3740
March 15, 2026	15.4500	16.2460	16.6060	16.7140	16.6780	16.5680	16.4300	16.3140	16.1020	16.0220	15.8780	15.8040	15.7440	15.6960
March 15, 2027	17.5040	17.9440	18.1420	18.1480	17.9960	17.7400	17.4340	17.1840	16.7300	16.5600	16.2720	16.1300	16.0220	15.9400
March 15, 2028	19.6080	19.6080	19.6080	19.6080	19.6080	19.6080	19.6080	19.6080	16.9500	16.0060	16.0060	16.0060	16.0060	16.0060

The exact stock price and effective date may not be set forth in the table, in which case:

•  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•  if the stock price is in excess of $85.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate; and

•  if the stock price is less than $17.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate.

The following table sets forth the fundamental change conversion rate per Depositary Share (subject to adjustment as described in the Preliminary Prospectus Supplement) based on the effective date of the fundamental change and the stock price in the fundamental change:

	Stock Price
Effective Date	$17.00	$22.00	$27.00	$32.00	$37.00	$42.00	$47.00	$51.00	$59.00	$62.47	$70.00	$75.00	$80.00	$85.00
March 25, 2025	0.6741	0.7318	0.7606	0.7741	0.7796	0.7808	0.7800	0.7786	0.7755	0.7741	0.7717	0.7704	0.7694	0.7687
March 15, 2026	0.7725	0.8123	0.8303	0.8357	0.8339	0.8284	0.8215	0.8157	0.8051	0.8011	0.7939	0.7902	0.7872	0.7848
March 15, 2027	0.8752	0.8972	0.9071	0.9074	0.8998	0.8870	0.8717	0.8592	0.8365	0.8280	0.8136	0.8065	0.8011	0.7970
March 15, 2028	0.9804	0.9804	0.9804	0.9804	0.9804	0.9804	0.9804	0.9804	0.8475	0.8003	0.8003	0.8003	0.8003	0.8003

The exact stock price and effective date may not be set forth in the table, in which case:

•  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day or 366-day year, as applicable;

•  if the stock price is in excess of $85.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20; and

•  if the stock price is less than $17.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20.

On any conversion date for the Mandatory Convertible Preferred Stock, each Depositary Share corresponding to the shares of Mandatory Convertible Preferred Stock so converted will be entitled to receive 1/20th of the number of shares of Common Stock and the amount of any cash received by the bank depositary upon conversion of each share of Mandatory Convertible Preferred Stock.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Preliminary Prospectus Supplement) is 4.95% per annum.

Listing:

The Issuer intends to apply to list the Depositary Shares on the Nasdaq Global Select Market under the symbol “MCHPP.” No assurance can be given that the Depositary Shares will be listed or that any such application for listing will be approved.

CUSIP / ISIN for the Depositary Shares:	595017 302 / US5950173022

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	595017 401 / US5950174012

Joint Lead Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. BNP Paribas Securities Corp.

Book-Running Managers:	Mizuho Securities USA LLC RBC Capital Markets, LLC Truist Securities, Inc. PNC Capital Markets LLC Academy Securities, Inc. Citizens JMP Securities, LLC

Co-Managers:	BMO Capital Markets Corp. Scotia Capital (USA) Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from (i) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com, (ii) BofA Securities, Inc., Attn: Prospectus Department, NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001, email: dg.prospectus_requests@bofa.com, telephone: 1-800-294-1322 or (iii) BNP Paribas Securities Corp., Attn: Equity Syndicate Desk, 787 Seventh Avenue, New York, NY 10019, email: DL.Equity.Linked.Syndicate@us.bnpparibas.com, telephone: 1-888-860-5378.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the related base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.